SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         CROWN CORK & SEAL COMPANY, INC.
                                (Name of Issuer)


                     Common Stock, par value $5.00 per share 4.5% Convertible Preferred Stock, par value $41.8875 per share
                         (Title of Class of Securities)


                              Common Stock: 228 255
                  4.5% Convertible Preferred Stock: 228 255 303
                                 (CUSIP Number)


Michel Renault                                Copy to: Allan M. Chapin
General Counsel                               Sullivan & Cromwell
Compagnie Generale d'Industrie                125 Broad Street
   et de Participations                       New York, N.Y. 10004
89 rue Taitbout                               (212) 558-4000
75009 Paris, France
(011) 331-4285-3000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 26, 1996
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

- --------------------------------------------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
================================================================================
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Compagnie Generale d'Industrie et de Participations
- --------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]

     (b) [ X]
- --------------------------------------------------------------------------------
3. SEC USE ONLY

- --------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                      Not applicable

- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
     [  ]
- --------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                 France


- --------------------------------------------------------------------------------
              7. SOLE VOTING POWER 0 shares of Crown Common Stock
  NUMBER OF                        0 shares of Crown Preferred Stock
    SHARES    -----------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER 27,809,536 shares of Crown Common Stock
  OWNED BY                           7,110,300 shares of Crown Preferred Stock
    EACH      -----------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE  0 shares of Crown Common Stock
   PERSON        POWER             0 shares of Crown Preferred Stock
    WITH      -----------------------------------------------------------------
              10. SHARED DISPOSITIVE 27,809,536 shares of Crown Common Stock
                  POWER              7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON          27,809,536 shares of Crown Common Stock
                                   7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                   [  ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         19.95% of Crown Common Stock
                         57.19% of Crown Preferred Stock
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                CO; HC

- --------------------------------------------------------------------------------



                              (Page 2 of 13 Pages)

- --------------------------------------------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
================================================================================
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marine-Wendel
- --------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]

     (b) [ X]
- --------------------------------------------------------------------------------
3. SEC USE ONLY

- --------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                           Not applicable

- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
     [  ]
- --------------------------------------------------------------------------------
- ------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                      France


- --------------------------------------------------------------------------------
             7. SOLE VOTING POWER 0 shares of Crown Common Stock
 NUMBER OF                        0 shares of Crown Preferred Stock
  SHARES     -------------------------------------------------------------------
BENEFICIALLY 8. SHARED VOTING POWER 27,809,536 shares of Crown Common Stock
 OWNED BY                           7,110,300 shares of Crown Preferred Stock
   EACH      -------------------------------------------------------------------
 REPORTING   9. SOLE DISPOSITIVE 0 shares of Crown Common Stock
  PERSON        POWER            0 shares of Crown Preferred Stock
   WITH      -------------------------------------------------------------------
             10.SHARED DISPOSITIVE 27,809,536 shares of Crown Common Stock
                POWER              7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON          27,809,536 shares of Crown Common Stock
                                   7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                   [  ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   19.95% of Crown Common Stock
                                   57.19% of Crown Preferred Stock
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON       CO; HC

- --------------------------------------------------------------------------------



                              (Page 3 of 13 Pages)

- --------------------------------------------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
================================================================================
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wendel-Participations
- --------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                    (b) [ X]
- --------------------------------------------------------------------------------
3. SEC USE ONLY

- --------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                           Not applicable

- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                   [  ]
- --------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                      France


- --------------------------------------------------------------------------------
              7. SOLE VOTING POWER 0 shares of Crown Common Stock
 NUMBER OF                         0 shares of Crown Preferred Stock
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER 27,809,536 shares of Crown Common Stock
 OWNED BY                            7,110,300 shares of Crown Preferred Stock
   EACH       ------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE  0 shares of Crown Common Stock
  PERSON         POWER             0 shares of Crown Preferred Stock
   WITH       ------------------------------------------------------------------
              10.SHARED DISPOSITIVE 27,809,536 shares of Crown Common Stock
                 POWER              7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON          27,809,536 shares of Crown Common Stock
                                   7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                   [  ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   19.95% of Crown Common Stock
                                   57.19% of Crown Preferred Stock
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON       CO; HC

- --------------------------------------------------------------------------------



                              (Page 4 of 13 Pages)

- --------------------------------------------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
================================================================================
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Societe de Gerance de Valeurs Mobilieres
- --------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                    (b) [ X]
- --------------------------------------------------------------------------------
3. SEC USE ONLY

- --------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                           Not applicable

- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                   [  ]
- --------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                      France


- --------------------------------------------------------------------------------
               7. SOLE VOTING POWER 0 shares of Crown Common Stock
  NUMBER OF                         0 shares of Crown Preferred Stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8. SHARED VOTING POWER 27,809,536 shares of Crown Common Stock
  OWNED BY                            7,110,300 shares of Crown Preferred Stock
    EACH       -----------------------------------------------------------------
  REPORTING    9. SOLE DISPOSITIVE 0 shares of Crown Common Stock
   PERSON         POWER            0 shares of Crown Preferred Stock
    WITH       -----------------------------------------------------------------
               10.SHARED DISPOSITIVE 27,809,536 shares of Crown Common Stock
                  POWER              7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON          27,809,536 shares of Crown Common Stock
                                   7,110,300 shares of Crown Preferred Stock
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                   [  ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   19.95% of Crown Common Stock
                                   57.19% of Crown Preferred Stock
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON       CO; HC

- --------------------------------------------------------------------------------



                              (Page 5 of 13 Pages)

     This Amendment No. 1, dated September 26, 1996, amends the Schedule 13D dated February 15, 1996 (the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel
("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:


Item 4.   Purpose of Transaction.
          ----------------------

          The following is hereby added after the last paragraph of Item 4:

                    On September 26, 1996, the Board of Directors of CGIP, in furtherance of its strategy of diversifying CGIP's portfolio of investments, approved, subject to market conditions, the sale by CGIP of up to 10,637,500 shares of CGIP's Crown Common Stock and 3,450,000 shares of CGIP's Crown Preferred Stock. CGIP is effecting the dispositions in order to diversify its portfolio of investments. CGIP will use the proceeds of the offerings to make other investments or acquisitions, or for other purposes, in each case unrelated to Crown.

                    CGIP thereafter delivered a notice to Crown pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders Agreement notifying Crown of CGIP's intended disposition in an Underwritten Offering, as such term is defined in the Shareholders Agreement, pursuant to
          Section 4.1(b) of the Shareholders Agreement. On the same day, Crown waived its right of first refusal in respect of such shares of Crown Common Stock and Crown Preferred Stock pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders Agreement. A copy of the letter pursuant to which CGIP delivered notice to Crown and Crown waived its right of first refusal is filed as an exhibit to this Amendment and is incorporated herein by this reference.

                    In accordance with Section 5 of the Shareholders Agreement, Crown filed a registration statement on Form S-3 (the "Registration Statement") registering for sale to the public up to 10,637,500 shares of the Crown Common Stock owned by CGIP and up to 3,450,000 shares of the Crown Preferred Stock owned by CGIP, including, in each case, shares that may be sold pursuant to over-allotment options to be granted by CGIP to the underwriters in such offerings. Of the shares being sold, 8,630,572 shares of Crown Common Stock and 2,781,024 shares of Crown Preferred Stock are being sold by CGIP, and 2,006,928 shares of Crown Common Stock and 668,976 shares of Crown Preferred


                              (Page 6 of 13 Pages)

          Stock are being sold by Sofiservice. The Registration Statements have not been declared effective by the Securities and Exchange Commission.

                    Pursuant to the Shareholders Agreement, CGIP is entitled to designate up to three persons to be nominated for election as directors of Crown at each annual meeting of Crown's shareholders, depending on the amount of Crown's Voting Securities beneficially owned by CGIP. On February 22, 1996, the Company's Board of Directors elected Ernest-Antoine Seilliere, Guy de Wouters and Felix G. Rohatyn to the Company's Board in accordance with this provision. See "Shareholders Agreement -- Board Representation" in the Schedule 13-D. After completion of the Offerings, CGIP will continue to have the right to designate two persons to be nominated for election as directors of the Company. However, Crown has advised CGIP that it is not Crown's intention to request the resignation of any of CGIP's current designees (although Crown has reserved the right to make such a request at a future date).

                    CGIP's three current designees are also members of the Strategic Committee of the Company's Board of Directors, which currently has six members, and Mr. Seilliere is chairman of the Strategic Committee. CGIP and Crown have agreed that, following the Offerings, the Strategic Committee will be made up of six directors, including two designated by CGIP. Mr. Seilliere will continue to act as chairman of the Strategic Committee. CGIP has reserved its right, in accordance with its existing agreements with Crown, to request in the future that the Strategic Committee be made up of an equal number of CGIP designees and other directors.

                    Following the offerings, CGIP will continue to own 10,693,403 shares of Crown Common Stock (representing 8.34% of the Common Stock outstanding) and 3,660,300 shares of Crown Preferred Stock (representing 29.44% of the Preferred Stock outstanding), in each case assuming full exercise of the underwriters' over-allotment options. Based on Crown Common Shares of 128,207,136 and Crown Preferred Shares of 12,432,622 outstanding on September 24, 1996, and assuming full exercise of the underwriters' over-allotment options, CGIP will have 10.05% of the Total Voting Power of Crown, as such term is defined in the Shareholders Agreement, following the offerings. CGIP will continue to have registration rights in respect of its remaining shares of Crown Common Stock and Crown Preferred Stock. However, CGIP has agreed with the underwriters in the offerings that it will not


                              (Page 7 of 13 Pages)
           sell any of its remaining shares of Crown Common Stock or Crown Preferred Stock for one year following the offerings. Such agreements may be waived, however, with the agreement of the underwriters.

                    Reference is made "Item 4. Purpose of the Transaction" in the Schedule 13-D with respect to CGIP's intent regarding its remaining shares of Crown Common Stock and Crown Preferred Stock.


Item 5.   Interest in Securities of Issuer.
          --------------------------------

          The following is hereby added after the first paragraph of Item 5:

                    On March 13, 1996, CGIP caused Camebo to transfer all of the 2,006,928 shares of Crown Common Stock and 668,976 shares of Crown Preferred Stock held by Camebo to Sofiservice. Pursuant to a letter, dated March 8, 1996, Sofiservice has agreed to be bound by the Shareholders Agreement. A copy of such letter is filed as an exhibit to this Amendment and is incorporated herein by this reference.



Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

             Description                                               Exhibit
             -----------                                               -------

     Notice, dated as of September 26, 1996, given by                     A
     Compagnie Generale d'Industrie et de Participations
     ("CGIP") to Crown Cork & Seal Company, Inc. ("Crown") pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders
     Agreement, dated as of February 22, 1996 between CGIP and Crown (the "Shareholders Agreement") and waiver by Crown of its right of first refusal pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders Agreement.

     Letter, dated March 8, 1996, from Sofiservice to                     B
     Crown Cork & Seal Company, Inc. ("Crown"), agreeing to be bound by the terms of the Shareholders Agreement, dated as of February 22, 1996, between Compagnie
     Generale d'Industrie et de Participations and Crown.




                              (Page 8 of 13 Pages)

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 1996


                            Compagnie Generale d'Industrie et de Participations

                            By: /s/ Ernest-Antoine Seilliere
                                ------------------------------------------------
                                Name: Ernest-Antoine SEILLIERE
                                Title: Chairman and CEO




                            Marine-Wendel

                            By: /s/ Ernest-Antoine Seilliere
                                ------------------------------
                                Name: Ernest-Antoine SEILLIERE
                                Title: Chairman and CEO




                            Wendel-Participations

                            By: /s/ Louis-Amedee de Moustier
                                ------------------------------
                                Name: Louis-Amedee de MOUSTIER
                                Title: Managing Director




                            Societe de Gerance de Valeurs Mobilieres

                            By: /s/ Louis-Amedee de Moustier
                                ----------------------------
                                Name: Louis-Amedee de MOUSTIER
                                Title: Chairman and CEO




                              (Page 9 of 13 Pages)

                                  Exhibit Index


A  -  Notice, dated as of September 26, 1996, given by Compagnie
      Generale d'Industrie et de Participations ("CGIP") to Crown Cork & Seal Company, Inc. ("Crown") pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders Agreement, dated as of February 22, 1996 between CGIP and Crown (the "Shareholders Agreement") and waiver by Crown of its right of first refusal pursuant to Sections 4.2(a) and 4.3(a) of the Shareholders Agreement.

B  -  Letter, dated March 8, 1996, from Sofiservice to Crown Cork & Seal
      Company, Inc. ("Crown"), agreeing to be bound by the terms of the Shareholders Agreement, dated as of February 22, 1996, between Compagnie Generale d'Industrie et de Participations and Crown.





                             (Page 10 of 13 Pages)